

06002603

SECURI........ .... SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/2005

$\quad$ MM/DD/YY $\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Exeter, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

2001 Grove Street

(No. and Street)

Wantagh $\qquad$ NY $\qquad$ 11793 $\qquad$

(City)$\qquad$(State)$\qquad$(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosedale & Scerbo, CPAs

(Name – if individual, state last, first, middle name)

2001 Grove St.,	Wantagh	NY	11793
(Address)	(City)	(State)	(Zip Code)

PROCESSED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAY 0 4 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Douglas E. McQuade_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Exeter Ltd._____, as of _____December 31,_____, 20 05_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
    (o) Independent Auditors' Report on Internal Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EXETER, LTD.
(an S Corporation)

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION REPORT
ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2005

EXETER, LTD.
CONTENTS TO FINANCIAL STATEMENTS

PAGE

ROSEDALE

SCERBO

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

We have audited the accompanying statement of financial condition of
Exeter, Ltd. (an S Corporation) as of December 31, 2005 and the
related statements of income and retained earnings, changes in
stockholders' equity and cash flows for the year then ended that you
are filing pursuant to Rule 17a-5 under the Securities and Exchange
Act of 1934. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on
these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require that
we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall
financial statement presentation. We believe that our audit provides
a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Exeter,
Ltd. (an S Corporation) at December 31, 2005, and the results of
operations and cash flows for the year then ended in conformity with
accounting principles generally accepted in the United States of
America.

Our audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in Schedule 1 is presented for purposes of additional
analysis and is not a required part of the basic financial statements,
but is supplementary information required by rule 17a-5 of the
Securities and Exchange Act of 1934. Such information has been
subjected to the auditing procedures applied in the audit of the basic
financial statements, and, in our opinion, is fairly stated in all
material respects in relation to the basic financial statements taken
as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 13, 2006

-1-

EXETER, LTD.
(an S Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and Cash Equivalents	$ 63,822
Accounts Receivable	29,716
Investment	70,360
Property and Equipment, net of accumulated depreciation of $7,260	1,877
TOTAL ASSETS	**$ 165,775**

LIABILITIES & STOCKHOLDER'S EQUITY

Accounts Payable & Accrued Expenses	$ 8,365
Pension Plan Payable	64,281
Loan Payable, Officer	387
Income Taxes Payable	100
	73,133
STOCKHOLDER'S EQUITY	
Common Stock - $.10 par value, 1,000 shares authorized, 500 shares issued and outstanding	50
Paid-In-Capital	71,517
Retained Earnings	88,952
Less: Treasury Stock (at cost, 150 shares)	(67,877)
	92,642
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$ 165,775**

The accompanying notes are an integral
part of these financial statements.

-2-

EXETER, LTD.
(an S Corporation)
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the Year Ended December 31, 2005

REVENUE

Fee Income	$ 132,414

EXPENSES

Officer's Compensation	30,000
Payroll Taxes	3,216
Professional Fees	15,630
License, Permits and Fees	4,143
Travel and Entertainment	6,941
Pension Expense	64,281
Telephone Expense	2,659
Other Expenses	3,180
Depreciation Expense	1,056
Total Expenses	131,106

INCOME BEFORE INCOME TAXES AND OTHER ITEMS	1,308

OTHER ITEMS

Investments Marked to Market Value	(49,960)
Loss on Exercising of Warrants	4,500
Dividend Income	(68)
	(45,528)

INCOME BEFORE INCOME TAXES	46,836
PROVISIONS FOR INCOME TAXES	100
NET INCOME	46,736
RETAINED EARNINGS, BEGINNING OF YEAR	42,216
RETAINED EARNINGS, END OF YEAR	$ 88,952

The accompanying notes are an integral part
of these financial statements.

-3-

EXETER, LTD.
(an S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2005

	COMMON	PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK (AT COST, 50 SHARES)	TOTAL
BALANCE, 1/1/05	$ 50	$71,517	$42,216	$(67,877)	$45,906
NET INCOME			46,736		46,736
BALANCE, 12/31/05	$ 50	$71,517	$88,952	$(67,877)	$92,642

The accompanying notes are an integral part
of these financial statements.

-4-

EXETER, LTD.
(an S Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income | $ 46,736

Adjustments to reconcile net income
to net cash provided by operating activities:

Depreciation	1,056
Investments marked to market	(49,960)
(Increase) decrease in:	
Receivables From Clearing Organizations	(29,716)
Increase (decrease)	
Accounts Payable & Accrued Expenses	705
Pension Plan Payable	5,558
	(72,357)

Net cash used by operating activities | (25,621)

CASH FLOWS FROM FINANCING ACTIVITIES

Repayments of loans from officer | (283)

Net cash used by financing activities | (283)

NET DECREASE IN CASH AND CASH EQUIVALENTS | (25,904)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 89,726

CASH AND CASH EQUIVALENTS, END OF YEAR | $ 63,822

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:

INCOME TAXES | $ 100

INTEREST | $ -0-

The accompanying notes are an integral part
of these financial statements.

-5-

EXETER, LTD.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

---

1. ORGANIZATION AND PURPOSE

The Company is a registered Broker-Dealer under the Securities
Exchange Act of 1934. Exeter, Ltd. became a registered Broker-
Dealer under the Securities Exchange Act on May 8, 1989. On
January 26, 2001, the Company ceased to be a member of the New
York Stock Exchange. The firm arranges for execution of exchange
listed securities on an exchange for non-member broker dealers by
an exchange member.

2. SIGNIFICANT ACCOUNTING POLICIES

   a. Property and Equipment

Equipment is stated at cost and is depreciated under an
accelerated method over the estimated useful life of the
equipment. Depreciation expense for 2005 was $1,056.

   b. Statement of Cash Flows

For purposes of the statement of cash flows, the Company
considers all highly liquid debt instruments purchased with a
maturity of three months or less to be cash equivalents.

   c. Credit Concentration

The Company's financial instruments that are exposed to
concentrations of credit risk consist primarily of cash and cash
equivalents and receivables from customers. The Company places
its cash and cash equivalents with high credit quality
institutions insured by the FDIC and/or the SIPC. The Company
routinely assesses the financial strength of its customers and,
as a consequence, believes that the credit risk exposure to its
receivables is limited.

   d. Income Taxes

Certain items of expense are recognized for income tax purposes
in different periods from those in which such items are
recognized for financial reporting purposes, primarily
depreciation expense. For the year ended December 31, 2005, the
amount of deferred income taxes due to these differences is
deemed to be insignificant.

-6-

2. <u>SIGNIFICANT ACCOUNTING POLICIES</u> (continued)

    e. <u>Use of Estimates</u>

    The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Management does not believe that actual results will differ materially from these estimates.

3. <u>NET CAPITAL REQUIREMENT</u>

    The Company is subject to rule 15c3-1 adopted by the Securities and Exchange Commission. The rule prohibits a broker or dealer from engaging in securities transactions at a time when its net capital, as defined by the rule, is less than $5,000. As of December 31, 2005, the company's net capital, as defined, was $40,857. This amount is different than the company's computation included in Part IIA of Form X-17a-5 as of December 31, 2005.

4. <u>INCOME TAXES</u>

    The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is, however, subject to New York State Franchise taxes. New York State Franchise Tax expense for the year ended December 31, 2005 was $100.

5.   INVESTMENTS

The investment represents 2,000 shares of NASD stock at market value on December 31, 2005. In June 2005, the Company exercised 300 NASD warrants in exchange for 300 shares of NASD stock market voting trust certificates at a cost of $4,500. These shares currently have no market value, are not marketable and are not convertible. The Company believes these shares will be marketable in the future and plans to exercise its remaining 300 NASD warrants in June of 2006. The $4,500 expense has been reported under other items on the statement of operations and retained earnings.

6.   DEFINED BENEFIT PENSION PLAN

The Company has established a defined benefit pension plan effective January 1, 1998 with an initial plan year ending December 31, 1998. All non-union employees over age 21 who have completed a year of service are eligible to participate on the entry date following the date they met the aforementioned requirements. The plan entry dates are defined as each 1/1 and 7/1. A year of service is defined as a consecutive 12 month period whereas an employee has completed at least 1,000 hours of service with the employer. There is one participant in the plan at the close of the 2005 plan year. The benefits are based on years of service and on employee's compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The following schedule provides additional information about the plan:

	Amount
Fair value of plan assets at December 31, 2005	$ 811,867
Benefit obligation at December 31, 2005	774,546
Funded status	$ 37,321
Prepaid Benefit Cost	$ 0

Weighted-average assumptions as of December 31, 2005

Discount rate	6.5%
Expected return on plan assets	6.5%
Rate of compensation increase	2.5%

Benefit cost	$ 774,546
Employer contributions	$ 58,723
Plan participants' contributions	$ 0
Benefits paid	$ 0

ROSEDALE

SCERBO

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL
INFORMATION REQUIRED BY SEC RULE 17A-5

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

We have audited the accompanying financial statements of Exeter, Ltd. as of and for the year ended December 31, 2005 and have issued our report thereon dated February 13, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 13, 2006

-9-

EXETER, LTD.
(an S Corporation)
STATEMENT OF CHANGES IN SUBORDINATED LOAN
For The Year Ended December 31, 2005

	Subordinated Loan	Rate
Subordinated Loan Balance January 1, 2005	$ -0-	N/A
(Decrease)/Increase	-0-	
Subordinated Loan Balance December 31, 2005	$ -0-	

The accompanying notes are an integral part
of these financial statements.

-10-

EXETER, LTD.
SCHEDULE 1
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

SCHEDULE 1

NET CAPITAL

Total Stockholder's Equity	$	92,642
DEDUCTIONS AND/OR CHANGES		
Non-Allowable Assets		(31,593)
Net Capital Before Haircuts on Securities Possessions		61,049
Haircuts on Securities		20,192
NET CAPITAL		40,857
AGGREGATE INEDBTEDNESS	$	73,133
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		180.00%
MINIMUM NET CAPITAL REQUIREMENT	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$	35,857

See auditors' report on supplemental information
and accompanying notes to the financials.

-11-

EXETER, LTD.
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

SCHEDULE 1 (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of
of Form X-17a-5 as of December 31, 2005)

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$	40,875
Net Audit Adjustments		(737)
Haircuts reported in Company's Part IIA (Unaudited) FOCUS Report in excess of audited amount		719
Net Capital	$	40,857

RECONCILIATION WITH COMPANY'S COMPUTATION (included
in Part IIA of Form X-17a-5 as of December 31, 2005)

Aggregate Indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$	72,396
Total assets, as reported in Company's Part IIA (Unaudited) FOCUS Report		(165,775)
Net Audit Adjustments		737
Total Assets Per audited financial statement		165,775
AGGREGATE INDEBTEDNESS	$	73,133

See auditors' report on supplemental information
and accompanying notes to the financials.

-12-

ROSEDALE
SCERBO
CERTIFIED PUBLIC ACCOUNTANTS

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE</u>
<u>REQUIRED BY SEC RULE 17a-5</u>

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

In planning and performing our audit of the financial statements of Exeter, Ltd. for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securites, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securites examinations, counts,
   verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve Regulation T
   of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures

-13-

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

>The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Exeter, Ltd. for the year ended December 31, 2005 and this report does not effect our report thereon dated February 13, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rosedale & Scerbo
Rosedale & Scerbo
Wantagh, New York
February 13, 2006